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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9


                      SOLICITATION/RECOMMENDATION STATEMENT
                                      Under
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

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                                   CELANESE AG
                            (Name of Subject Company)

                              CELANESE CORPORATION
              (Translation of Subject Company's name into English)

                                   CELANESE AG
                        (Name of Person Filing Statement)

                          Ordinary Shares, No Par Value
                         (Title of Class of Securities)

                                    D1497A101
                      (CUSIP Number of Class of Securities)

                              Julie K. Chapin, Esq.
                          Vice President and Secretary
                          Celanese Americas Corporation
                                86 Morris Avenue
                                Summit, NJ 07901
                                 (908) 522-7500
          (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                    Copy to:
                               W. Jeffrey Lawrence
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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         This constitutes Amendment No. 2 to the Solicitation/Recommendation
Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission by Celanese AG, a stock corporation organized under the laws of Germany, on February 10, 2004 and amended by Amendment No. 1 to the Schedule 14D-9 filed on March 2, 2004 (the "Schedule 14D-9"). The Schedule 14D-9 was filed in response to the offer by BCP Crystal Acquisition GmbH & Co. KG, a limited partnership organized under the laws of Germany, to purchase all outstanding registered ordinary shares, no par value, of Celanese AG at a purchase price of EUR 32.50 per share in cash, without interest.

Item 4.  The Solicitation or Recommendation.

         Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

         "In the Reasoned Opinion of the Supervisory Board, Supervisory Board member Alan R. Hirsig expressed his intention to tender all of the Celanese Shares held by him into the Offer. However, following the sale on March 1, 2004 of 1,539 of the Celanese Shares held by him, Mr. Hirsig informed Celanese AG of his decision for tax reasons not to tender his remaining 951 Celanese Shares into the Offer."

Item 6.  Interest in Securities of the Subject Company.

         Item 6 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

         "On March 1, 2004, Supervisory Board Member Alan R. Hirsig sold 1,539 Celanese Shares at a price of US$ 40.33 per Celanese Share on the New York Stock Exchange."

Item 9.  Exhibits.

         Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

(a)(9) Letter from Claudio Sonder and Dr. Gunter Metz to the holders of ordinary shares of Celanese AG, dated March 1, 2004, being mailed to shareholders on March 3, 2004.

(a)(10) Text of advertisement to be published by Celanese AG in selected German newspapers from March 4, 2004 through March 12, 2004 (English translation of publication made available in German only).

(a)(11) Text of communication to Celanese AG employees to be posted on the Celanese AG intranet and in employee common areas from March 4, 2004 through March 15, 2004.

(a)(12) Amendment to the Reasoned Opinion of the Management Board of Celanese AG pursuant to Section 27(3) of the German Securities Acquisition and Takeover Act published March 3, 2004.

(a)(13) Amendment to the Reasoned Opinion of the Supervisory Board of Celanese AG pursuant to Section 27(3) of the German Securities Acquisition and Takeover Act published March 3, 2004.

(a)(14) Notice of Availability of amendment to the Reasoned Opinion of the Management Board of Celanese AG and amendment to the Reasoned Opinion of the Supervisory Board of Celanese AG to be published March 4, 2004 (English translation of notice published in the Borsen-Zeitung in German only).



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                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                 CELANESE AG


                                 By:  /s/  Claudio Sonder
                                      ------------------------------------------
                                      Name:  Claudio Sonder
                                      Title: Chairman of the Board of Management


                                 By:  /s/  Dr. Andreas Pohlmann
                                      ------------------------------------------
                                      Name:  Dr. Andreas Pohlmann
                                      Title: Member of the Board of Management
                                             and Chief Administrative Officer



Dated:  March 3, 2004



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                                  EXHIBIT INDEX


Exhibit           Description
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(a)(9)            Letter from Claudio Sonder and Dr. Gunter Metz to the holders of ordinary shares of Celanese AG, dated March 1, 2004, being mailed to shareholders on March 3, 2004.

(a)(10) Text of advertisement to be published by Celanese AG in selected German newspapers from March 4, 2004 through March 12, 2004 (English translation of publication made available in German only).

(a)(11) Text of communication to Celanese AG employees to be posted on the Celanese AG intranet and in employee common areas from March 4, 2004 through March 15, 2004.

(a)(12) Amendment to the Reasoned Opinion of the Management Board of Celanese AG pursuant to Section 27(3) of the German Securities Acquisition and Takeover Act published March 3, 2004.

(a)(13) Amendment to the Reasoned Opinion of the Supervisory Board of Celanese AG pursuant to Section 27(3) of the German Securities Acquisition and Takeover Act published March 3, 2004.

(a)(14) Notice of Availability of amendment to the Reasoned Opinion of the Management Board of Celanese AG and amendment to the Reasoned Opinion of the Supervisory Board of Celanese AG to be published March 4, 2004 (English translation of notice published in the Borsen-Zeitung in German only).





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